FOIA Confidential Treatment Requested Pursuant to 17 C.F.R. §200.83

The entity requesting confidential treatment is:

Inogen, Inc.

326 Bollay Drive

Goleta, California 93117

Attn: Raymond Huggenberger

President & Chief Executive Officer

Telephone (805) 562-0500

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED
VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE
OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS
BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK
“[CONFIDENTIAL ***].”

January 13, 2014

VIA EDGAR AND OVERNIGHT DELIVERY

Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F St NE

Mail Stop 3030

Washington, D.C. 20549

Re:	Inogen, Inc.
Registration Statement on Form S-1
File No. 333-192605

Dear Ms. Ravitz:

On behalf of Inogen, Inc. (“Inogen” or the “Company”), we respectfully submit this supplemental letter in further response to Comment No. 23 from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) in its letter, dated November 12, 2013 (the “Comment Letter”) relating to the Confidential Draft Registration Statement on Form S-1 originally submitted by the Company to the Commission on October 16, 2013, as revised and publicly filed on November 27, 2013, and as amended on December 23, 2013 (as revised and as amended, the “Registration Statement”).

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.

U.S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
January 13, 2014	BY INOGEN, INC.
Page 2	INGN-001

For ease of reference, we have set forth the Staff’s comment in bold below, followed by the Company’s response.

Common Stock Valuation, page 72

23.        Please include a discussion of each significant factor contributing to the difference between the estimated fair value of your common stock as of the date of grant and the estimated IPO price (or pricing range). This discussion should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the underlying common stock fair value between these periods.

Determination of Estimate Preliminary IPO Price Range

The Company supplementally advises the Staff on a confidential basis that the Company currently estimates a preliminary IPO price range of $[***CONFIDENTIAL***] to $[***CONFIDENTIAL***] per share.

As is typical in an initial public offering (“IPO”), the anticipated price range was not derived using a formal determination of fair value of the Company’s common stock, but was determined based in part on evolving discussions between the Company and J.P. Morgan Securities, LLC, the lead underwriter for the IPO, that took place on January 7, 2014. This indicative price range is based on a number of factors, including existing conditions in the public capital markets; the Company’s prospects, and the history of and prospects for the Company’s industry; and recent market prices of, and the demand for, publicly-traded common stock of generally comparable companies.

The Company expects to include the estimated preliminary IPO price range in an amendment to the Registration Statement that will precede the commencement of the Company’s road show. This price range is subject to further revision based on market conditions, business developments and other factors.

Registration Statement Information

In connection with the Staff’s review of the Company’s option pricing decisions, the Company directs the Staff to the section captioned “Stock-based compensation” on page 66 of the Management’s Discussion and Analysis section of the Registration Statement. This section includes a detailed explanation of the Company’s approach to accounting for stock-based compensation, the methodology used by the Company to determine the fair value of its stock on dates when options were granted by the Board, and factors and approaches considered by the Company in determining fair value and factors that caused the fair value to increase over time.

U.S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
January 13, 2014	BY INOGEN, INC.
Page 3	INGN-001

Summary of Recent Equity Grants and Common Stock Valuations

As described on pages 71 of the Registration Statement, on October 11, 2013, the Company granted options to purchase common stock to certain employees and other service providers of the Company. At the time of these grants, the Board of Directors of the Company (the “Board”) determined that the fair value of the Company’s common stock was $8.37 per share. The Board based its determination of the fair value of the Company’s common stock on the factors described on page 68 and 69 of the Registration Statement including the valuation report of Timan, LLC, the Company’s third-party independent valuation firm (the “Valuation Report”), which concluded that, as of September 30, 2013, the fair market value of the Company’s common stock was $8.37 per share. As described in the Registration Statement on page 72, the Valuation Report applied a PWERM analysis that reflected a 60% probability that the Company would complete an IPO, a 20% probability of a sale of the Company, a 0% probability that the Company would continue as a going concern as a private company and a 20% probability of a liquidation of the Company. The Valuation Report further applied a risk-adjusted discount of 30%, a non-marketability discount of 12-16% to reflect the value of the common stock on a non-marketable, minority basis. At the time of the grants on October 11, 2013, the Board carefully considered all relevant information available to it, and determined that there were no material changes in the Company’s business since September 30, 2013, or in the assumptions upon which the valuation was based, that affected the fair value of the Company’s common stock on such dates.

The Company has not granted any additional options or other equity awards subsequent to October 11, 2013.

Explanation and Reconciliation of Difference Between the Fair Value of the Company’s Common Stock in October 2013 and the Midpoint of the Estimated Preliminary IPO Range for a February IPO

The Company advises the Staff that the following disclosure will be included in the next pre-effective amendment to the Registration Statement in response to the Staff’s comment to discuss each significant factor contributing to the difference between the estimated fair value of your common stock as of the date of grant and the estimated IPO price.

“We note that, as is typical in initial public offerings, the estimated price range for this offering was not derived using a formal determination of fair value, but was determined by negotiation between us and the underwriters. Among the factors that were considered in setting this range were the following:

•	an analysis of the typical valuation ranges seen in recent initial public offerings for companies in our industry;

•	the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies;

•	an assumption that there would be a receptive public trading market for a medical technology company such as ours; and

U.S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
January 13, 2014	BY INOGEN, INC.
Page 4	INGN-001

•	an assumption that there would be sufficient demand for our common stock to support an offering of the size contemplated by this prospectus.

We believe that the difference between the fair value of our common stock as of October 11, 2013 and the assumed initial public offering price in this offering is the result of these factors and the following:

•	The assumed initial public offering price assumes the completion of a successful initial public offering with no weighting placed on any other outcome for us such as an acquisition. As a result, the assumed initial public offering price effectively weights an initial public offering outcome at 100%. An initial public offering outcome can provide a potentially greater return for the holders of our common stock than a sale or a liquidation due to the elimination of the liquidation preferences of the preferred stock as a result of the conversion of preferred stock to common stock in connection with an initial public offering.

•	In contrast, at the time of the fair value determination in October 2013, we weighted the potential of an IPO outcome at 60%. Based on market conditions, market uncertainties, developments involving its competitors and other developments, we believed that a liquidation and a sale of us were equally likely outcomes at the time at 20%.

•	Similarly, because the assumed initial public offering price assumes that the IPO is completed and a public market for our common stock has developed, it excludes any marketability or minority discount for our common stock. The determination of fair value in October 2013 reflected the value of our common stock on a non-marketable, minority basis given the uncertainty of how the market would develop for an initial public offering in the subsequent months.

•	The assumed initial public offering price also assumes our receipt of the net proceeds from this offering, which proceeds would substantially strengthen our balance sheet and mitigate some of the financial risks associated with remaining a private company.

•	The NASDAQ Biotechnology Index (^NBI) and the Dow Jones U.S. Select Medical Equipment Total Return Index (^DJSMDQT) increased 18.68% and 11.08%, respectively, from October 11, 2013 to January 10, 2014 and the market for initial public offerings of common stock of similarly situated medical device companies has been favorable.

•	Our consideration of various objective and subjective factors in the previous fair value determination that are applicable to valuations based on private company valuation methodologies, and which were not taken into account in the analysis performed by the underwriters in considering the estimated preliminary price range for the Company’s initial public offering.

U.S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
January 13, 2014	BY INOGEN, INC.
Page 5	INGN-001

Conclusion

The estimated fair value of the Company’s common stock has continued to increase in recognition of developments in the Company’s business, changes in the market valuations of comparable public companies and the increased likelihood of completing an initial public offering. The Company believes that the fair values determined by the Board for the common stock applicable to each option grant are appropriate and demonstrate the Board’s and the Company’s diligent efforts to consider all relevant factors in determining fair value at the valuation date. The Company believes it has fully complied with all applicable rules and regulations for the determination of fair value, including the best practices outlined in the American Institute of Certified Public Accountants, Audit and Accounting Practice Aid Series: Valuation of Privately Held Company Equity Securities Issued as Compensation.

The Company and the underwriters are currently preparing to begin the road show for the offering on or about [***CONFIDENTIAL***] [***CONFIDENTIAL***]. To the extent it is feasible, we would appreciate the Staff’s efforts to provide any further comments as soon as possible.

****

Please direct any questions or comments regarding the contents of this letter to me at (858) 350-2393 or Martin J. Waters at (858) 350-2308. Thank you for your assistance.

Sincerely,
WILSON SONSINI GOODRICH & ROSATI
Professional Corporation
/s/ Daniel R. Koeppen

Daniel R. Koeppen

Enclosures

cc:	Alison Bauerlein, Inogen, Inc.
Raymond Huggenberger, Inogen, Inc.
Martin J. Waters, Wilson Sonsini Goodrich & Rosati, P.C.
B. Shayne Kennedy, Latham & Watkins LLP
Timothy Clackett, BDO USA LLP
Scott Hammon, Macias Gini & O’Connell LLP